UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

August 17, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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Suite 677 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 677 – 999 Canada Place

Vancouver, B.C. V6C 3E1

Symbol OTCBB – GTVCF

Frankfurt – GTVCF.F

FOR IMMEDIATE RELEASE

August 17, 2004

Globetech Appoints New CFO

Globetech Ventures Corp. OTC.BB:GTVCF (the “Company”) announces the appointment of Mr. Casey Forward as Chief Financial Officer. Mr. Forward, currently a Director of Globetech, has many years of diverse international business experience in the capacity as Chief Financial Officer for a number of public companies in Great Britain, the United States and Canada. He also has solid operational experience having owned and operated companies in Canada. He was president and owner of a successful construction and land development company, as well as a storage and transport company, both located in Edmonton, Alberta. Casey Forward is a Certified General Accountant and has operated an independent accounting practice in Canada since 1990. Casey Forward replaces Roland Vetter who has resigned to pursue other business opportunities.

Globetech’s Brazilian subsidiary Braz Gold LtdA currently holds title to approximately 197,000 acres of mineral claims prospective for gold and other minerals including diamonds and base metals, in the prolific Vila Nova greenstone belt of south central Amapa State, Brazil

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements regarding Globetech’s anticipation that the mineral claims will prove to be economically viable on a going forward basis, and the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the mineral claims, with or without an equity offering.

It is important to note that the Company’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in Globetech’s public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: info@globetechventures.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Steven Khan”__________

Steven Khan, President

August 17, 2004